October 26, 2012

Via Email and EDGAR

Daniel L. Gordon, Branch Chief

William Demarest, Staff Accountant

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Resource Real Estate Opportunity REIT, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File no.: 0-54369

Dear Mr. Gordon and Mr. Demarest:

We are writing this letter in response to the comment letter from Daniel L. Gordon, Branch Chief, dated October 12, 2012, regarding the Form 10-K of Resource Real Estate Opportunity REIT, Inc. (the “Company”) for the year ended December 31, 2011.

For your convenience, we have reproduced the comment below along with Company’s response.

Note 5 – Acquisitions and Foreclosures, page F-14

1. We note that you started your portfolio of properties by acquiring non-performing promissory notes and then at a later date foreclosing on the properties and acquiring the title. We also note that you have not provided audited financial statements for each of these investments. Please tell us how you determined that you were not required to provide audited financial statements required by Rule 8-06 of Regulation S-X. Also see Topic 1I and Rule 3-14 of Regulation S-X.

As disclosed in Note 5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, during 2010 and 2011 the Company purchased, at a discount, the following three non-performing mortgage loans from unaffiliated sellers:

Mortgage Loan	Date of Acquisition	Investment Amount
Westhollow	09/03/2010	$7.8 million
Crestwood	12/31/2010	$6.25 million
Iroquois	06/17/2011	$12.0 million

Upon acquiring the mortgage loans described above, the Company evaluated whether financial statements would be required pursuant to Rule 8-06 of Regulation S-X. In conjunction with the assessment of Rule 8-06, the Company reviewed Staff Accounting Bulletin (“SAB”), Topic 1I, “Financial Statements of Properties Securing Mortgage Loans.” SAB Topic 1I bifurcates mortgage loans secured by operating properties into two groups (i) mortgage loans that do not, in economic substance, represent investments in real estate rather than loans, and (ii) mortgage loans that do, in economic substance, represent investments in real estate rather than loans. SAB Topic 1I states that the determination of whether loan accounting is appropriate should be made by the registrant and its independent accountants based on the facts and circumstances, using the guidance provided in the Financial Accounting Standards Board Accounting Standards Codification Topic 310-10 (“FASB ASC 310-10”). Accordingly, for each of the above mortgage loans, the Company and its independent accountants first considered whether the loan represented, in economic substance, an investment in real estate rather than a loan. To make this determination, SAB Topic 1I and Section 2345 of the Division of Corporation Finance Financial Reporting Manual (the “Financial Manual”), “Properties Securing Loans, which in Economic Substance Represent an Investment in Real Estate, including Acquisition Development and Construction ‘ADC’ Arrangements [SAB Topic 1I]” refer registrants to the loan characteristics described in FASB ASC 310-10 and as described in Exhibit I to Practice Bulletin 1 regarding ADC arrangements (“Exhibit I”).

Under FASB ASC 310-10 and Exhibit I, the Company determined that each of its mortgage loan acquisitions were appropriately accounted for as investments in loans based on the following analysis. For each of the nonperforming loans acquired, neither the mortgage loan nor the related loan documents contained a contractual right to any profits interest or other similar equity participation in the property securing the loans as contemplated in Exhibit I. Upon acquiring the notes, the Company had several options that would have resulted in the Company obtaining no equity in the properties, such as negotiating a work-out of the loan, restructuring the terms of the loan, or negotiating a discounted payoff of the loan. In fact, in all instances, after acquiring the notes, the Company contacted the borrowers in an attempt to effect one of these resolutions such as restructuring the loans or negotiating a discounted payoff of the notes. Only when these attempts proved unsuccessful, as they did with all three notes, did the Company enforce its rights as lender under the loans and foreclose on the collateral securing the loans.

The Company’s multi-prong investment strategy with respect to nonperforming loans is clearly disclosed in its prospectus, see Appendix A attached hereto for this disclosure from page 111 of the Company’s prospectus dated July 13, 2012. As disclosed, the Company has an opportunistic investment approach and it acquires nonperforming mortgage loans because the Company believes these investments provide it with an opportunity to pursue multiple strategies, as described above, to generate returns for its investors. As such, the Company’s acquisition of nonperforming loans does not automatically result in immediate foreclosure on the underlying property. The Company determined that these loans are not similar to ADC arrangements, because at the time of investment, the acquired loans did not contain contractual rights to profits interests. The Company first pursues a work-out or discounted payoff of the loan. Therefore, the Company’s investments do not exhibit the characteristics discussed under ASC 310-10-25-19 and thus should be accounted for as loans and not as investments in real estate or joint ventures.

After its conclusions to account for these investments as loans, the Company considered Section 2350 of the Financial Manual, “Properties Securing Loans that Represent an Asset Concentration.” Section 2350.1 requires financial statements of the property securing a loan in both 1933 and 1934 Act filings if over 20% of offering proceeds (or total assets at the latest audited year-end balance sheet date, if greater) have been or will be invested in a single loan (or in several loans on related properties to the same or affiliated borrowers). In conversations with the Staff of the Division of Corporation Finance regarding the application of the above significance test for an issuer conducting a blind-pool, best-efforts public offering subject to Item 20.D. of Industry Guide 5, the Staff advised that the significance denominator for “gross offering proceeds” is based on the amount in good faith expected to be raised in the offering. This is also consistent with SAB Topic 1I. The Company assumed total proceeds raised in its offering would be in excess of $125 million, and thereby determined that Section 2350 did not require any financial statements for the properties securing the mortgage loans acquired. We note supplementally that the Company expects its initial public offering to continue for an additional six to eight months and as of October 12, 2012, the Company had raised gross offering proceeds of approximately $173 million.

In conclusion, the Company also reviewed Rules 8-06 and 3-14 of Regulation S-X upon foreclosure of the properties securing the above-referenced mortgage loans. None of the accounting guidance reviewed discussed any additional financial statement requirements in the event a lender forecloses on a loan investment. The Company thus determined that none of the available guidance required the Company to file financial statements for the properties underlying its mortgage loan investments when the Company was ultimately forced to foreclose. Thus, in the absence of guidance to suggest otherwise, the Company concluded that in evaluating its loan investments under Rule 8-06 of Regulation S-X in combination with SAB Topic 1I and Sections 2345 and 2350 of the Financial Manual, as discussed above, the Company had provided its investors with the financial statements deemed appropriate for its loan investments.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, or if we can be of any further assistance, please call me at (215) 717-3370.

Sincerely,

/s/ Steven R. Saltzman
Steven R. Saltzman
Chief Financial Officer

Appendix A

Asset Management Strategy for Discounted Real Estate Related Debt

Once we acquire a real estate related debt investment that is non-performing, we employ, as applicable, one or more of the following asset management strategies:

•	attempt to negotiate a full or discounted payoff of the loan with the borrower;

•	attempt to negotiate a workout of the loan terms, which may include a forbearance agreement;

•	attempt to acquire the underlying property via a deed in lieu of foreclosure; and

•	commence foreclosure proceedings to acquire ownership of the underlying property.

If we acquire ownership of a property securing any discounted real estate related debt asset, we seek to stabilize the operations of the property through aggressive property management as well as to expend capital on required deferred maintenance or property improvements in an attempt to increase cash flow from the property and ultimately to refinance the property or sell the property should market conditions support a sales price that we believe optimizes the overall return for our investment in the asset.